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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 6)

Cap Rock Energy Corporation
(Name of Subject Company (issuer))

Cap Rock Energy Corporation (Issuer)
(Name of Filing Person)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

13910R 10 2
(CUSIP Number of Class of Securities)

Ronald W. Lyon
General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, Texas 75090
(903) 813-3077
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation* $13,023,550	Amount of filing fee $1,181.52

*Estimated for purposes of calculating the amount of the filing fee only. This amount assumes all 1,302,355 shares of common stock, par value $.01 per share are tendered, at the tender offer price of $10.00 per share in cash.

☒
Check this box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $1,181.52
  Form or Registration No.: Schedule TO
  Filing Party: Cap Rock Energy Corporation
  Date Filed: April 3, 2003

☐
Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate box below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if this filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 6 to Schedule TO is filed by Cap Rock Energy Corporation (the "Company"), a Texas corporation, pursuant to the original repurchase commitment at a stated price of $10 per share.

This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 5, 2003, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 6 amends and supplements the statement on Schedule TO as previously amended by Amendments No. 1 through 5 filed March 3, 2003, March 20, 2003, March 31, 2003, April 3, 2003, and April 23, 2003, respectively.

This Amendment No. 6 amends the Schedule TO in order to report the final results of the offer which expired at 5 p.m., Eastern Time, April 30, 2003. It is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Items 1, 4, 7 and 11

The offer expired at 5:00 p.m. Eastern Time, April 30, 2003. The Company has been advised by the depositary, Computershare Trust Company of New York, that approximately 82,257 shares of common stock, including approximately 1,313 shares of common stock tendered subject to guaranteed delivery, were properly tendered and not withdrawn. The Company has accepted all of such tendered shares.

On May 1, 2003, the Company issued a press release announcing the results of the offer, which is filed as an exhibit under Item 12. below.

Item 12.    Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(E)	Press Release dated May 1, 2003

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK ENERGY CORPORATION
May 1, 2003	By:	/s/ LEE D. ATKINS Lee D. Atkins Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(5)(E)	Press Release dated May 1, 2003

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Introductory Statement
  Items 1, 4, 7 and 11
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX